Mail Stop 4561

June 18, 2009

John E. Harper
Vice President and Chief Financial Officer
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075

      Re: **Perot Systems Corporation**
           Form 10-K For The Fiscal Year Ended December 31, 2008
           Filed February 25, 2009
           File No. 001-14773

Dear Mr. Harper:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Kathleen Collins
                            Accounting Branch Chief